October 23, 2007
VIA EDGAR
Mr. Michael Reedich
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549
Re:  The Hartford Financial Services Group, Inc.
Definitive Schedule 14A
Filed April 2, 2007
File No. 001-13958
Dear Mr. Reedich:
This letter is in response to your August 21, 2007 letter providing comments resulting from your review of the disclosure contained in the above-referenced filing. Our responses are referenced to the applicable staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the staff’s comment letter. Consistent with your letter to us, when we refer in our responses to making additional disclosure, we mean that such disclosure will be made in our 2008 proxy statement to the extent that the facts relevant to that proxy statement warrant the disclosure being discussed.
For your convenience, the staff’s comment is shown below in bold text, followed by our response.
Governance of the Company, page 9
Executive Committee, page 10

1.	You state that the Executive Committee reviews the performance of the CEO and other senior executives and reviews certain executive compensation issues with the Compensation and Personnel Committee. To the extent these reviews and their results impact compensation, you should discuss them in the Compensation Discussion and Analysis. Also, if applicable, provide any disclosure required by Item 407(e)(3) regarding this committee.

Mr. Michael Reedich
October 23, 2007

Response: In response to the staff’s comment, to the extent the Executive Committee’s review of executive compensation issues with the Compensation and Personnel Committee materially impacts the compensation of our named executive officers, we will discuss such reviews and results in the Compensation Discussion and Analysis section of our 2008 proxy. In addition, we will provide in our future filings any disclosure required by Item 407(e)(3) regarding the Executive Committee.
Objectives of the Compensation Program, page 17

2.	You mention that you try to tie total compensation in part to individual performance, future potential, scope of responsibilities and experience. You should analyze how these factors influenced the resultant compensation paid to each of the named executive officers and how you structured performance-based pay to reflect individual as well as corporate performance.

Response: In response to the staff’s comment, we will provide in the Compensation Discussion and Analysis section of our 2008 proxy disclosure regarding those factors that materially affected the resultant compensation paid to each of our named executive officers and describe how we structured performance-based pay to reflect individual as well as corporate performance.

3.	You state that the three sets of companies you mention generally differ from the set of companies included in the S&P Insurance Composite Index used as the index of peer insurance companies in the performance graph and tables contained in the Company’s 2006 annual report to shareholders. Please explain why you use a different group for benchmarking your compensation.

Response: In response to the staff’s comment, we will provide in the Compensation Discussion and Analysis section of our 2008 proxy an explanation of why the companies comprising the competitive peer groups we use for establishing market compensation levels differ from the peer insurance company index we use as the index of peer insurance companies in the performance graph and tables contained in our annual report to shareholders.
Annual Incentives, page 19

4.	We note that the Compensation Committee retains full discretion over any annual incentive amounts you pay to the Company’s Senior Executives, subject to the maximum payment levels. Please state whether, to what extent and why the Committee exercised its discretion to override or change compensation element amounts otherwise applicable based upon targets and peer-group comparable amounts.

Response: In response to the staff’s comment, we will disclose in the Compensation Discussion and Analysis section of our 2008 proxy whether and to what extent the

Mr. Michael Reedich
October 23, 2007

Committee exercised its discretion with respect to the annual incentive payment to any of the Company’s named executive officers. In the event the Committee exercises its discretion to materially change an amount otherwise payable, we will include a description of the Committee's rationale for such adjustments.
2007 Long-Term Incentives, page 22

5.	You state that you based long-term incentive awards for 2006 primarily on similar awards granted to executives in comparable positions at comparable companies and that you then adjust the awards to reflect an assessment of individual executive performance and potential. Please discuss how the comparable awards and executive performance and potential determined the resultant amount of long-term compensation for each of the named executive officers, and how this is structured to reflect individual as well as corporate performance.

Response: In response to the staff’s comment, we will provide in the Compensation Discussion and Analysis section of our 2008 proxy disclosure regarding those factors that materially affected the resultant long-term compensation awards for each of our named executive officers and a description of how we structured performance-based pay to reflect individual as well as corporate performance.
Role of the Company’s Officers in Setting Executive Compensation, page 27

6.	You state that Mr. Ayer is normally present at each Compensation Committee meeting. Please state what role, if any, he played in Committee deliberations regarding his compensation.

Response: We respectfully advise the staff that historically Mr. Ayer has played no role in Committee deliberations regarding his compensation. In response to the staff’s comment, we will provide in the Compensation Discussion and Analysis section of our 2008 proxy disclosure regarding the role, if any, played by Mr. Ayer in Committee deliberations regarding his 2007 compensation.
Pension Benefits Table, page 35

7.	Describe the material differences between Excess Pension Plan I and Excess Pension Plan II.

Response: In response to the staff’s comment, in our 2008 proxy we will describe any material differences between Excess Pension Plan I and Excess Pension Plan II in the narrative disclosure that immediately follows the Pension Benefits Table.

Mr. Michael Reedich
October 23, 2007

Director Compensation, page 47

8.	In the narrative discussion before the first table, you mention fees, restricted stock awards, etc., but do not mention stock option awards. It appears that you may have awarded stock options in the current year. If you did, you should expand the disclosure to discuss stock option awards.

Response: In response to the staff’s comment, we respectfully advise the staff that we did not grant stock option awards to non-employee directors in 2006. The amounts provided in the Option Awards column of the table reflect the FAS 123R expense associated with stock option awards made to non-employee directors prior to 2006. We will provide in the Director Compensation section of our 2008 proxy disclosure regarding any stock options awarded to non-employee directors in 2007.
*  *  *  *  *
In connection with our response to the staff's comments, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you require further information, please feel free to contact Richard Costello at (860) 547-8480.
Sincerely yours,
THE HARTFORD FINANCIAL SERVICES GROUP, INC.
By:  /s/  Alan  J. Kreczko
Alan J. Kreczko
Executive Vice President and
General Counsel